Exhibit 3.1

AMENDMENT OF THE AMENDED AND RESTATED BYLAWS OF

UNITED COMMUNITY BANKS, INC.

The Amended and Restated Bylaws (the “Bylaws”) of United Community Banks, Inc. (the “Corporation”), are hereby amended as follows:

1. Section 9.5 is added to the Bylaws:

Exclusive Forum for Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the United States District Court for the Northern District of Georgia or, if such court lacks jurisdiction, any Georgia state court that has jurisdiction, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provisions of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section .

Approved by the Board of Directors on April 21, 2015, and effective as of this 21st day of April, 2015.

/s/ Lori McKay
Lori McKay
Secretary